

MAIL STOP 3561

August 10, 2009

Mr. Edwin G. Marshall
Chief Executive Officer
Medizone International, Inc.
144 Buena Vista, P.O. Box 742
Stinson Beach, CA 94970

> **Re:** **Medizone International, Inc.**
> **Form 10-K**
> **Filed March 24, 2009**
> **File No. 002-93277-D**
> **Supplemental letter dated July 21, 2009**

Dear Mr. Marshall:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director